Exhibit 99.3

TOWER ONE TO ATTEND THE CANTECH CONFERENCE

VANCOUVER, BC, Canada – January 17, 2017 – Tower One Wireless Corp (CSE: TO) (OTC: PCFTF) (Frankfurt: A2AFT9) (the “Company”) announces it will be attending the 2017 Cantech Investment Conference on January 18, 2017 in Toronto, Ontario. The Company will be located in the Investor’s Exhibit Hall at booth # 413. This is a one day investment conference which brings institutional and retail investors together with Canada's leading technology companies at the Metro Toronto Convention Centre. It is the ultimate showcase for Canadian technology development and investor opportunities.

About Tower One Wireless Corp.

Tower One Wireless was founded in 2015 with a mission to own and operate high-quality cellular network infrastructure sites in South American markets that are experiencing strong usage growth.

Tower One Wireless focuses primarily on building towers in municipalities where there is limited or no cellular coverage. This enhances the probability of multiple carriers sharing the tower and minimizes competitive risk. Tower One Wireless has assembled a decorated management team that has top-tier cellular development experience with one of South America's largest tower developers. Tower One Wireless is currently focused on 4G LTE infrastructure expansion in Columbia and will look to open other territories.

About Cantech Investment Conference

Entering its fourth year, The Cantech Investment Conference is where Canada’s next great technology companies meet the investment community and where Canada’s innovation sectors convene. The conference, brought to you by Cantech Letter and Cambridge House International, attracts public market investors, VCs, angel investors and media to the Metro Toronto Convention Centre for a one-day exhibit and presentation. Past speakers included Chris Hadfield, Sir Terry Matthews, and Dragons’ Den star Michael Wekerle.

This year’s conference takes place January 18.

For more information on the conference please visit www.cantech17.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

For further information, please contact:

Robert “Nick” Horsley, Director

nick@toweronewireless.com

(604) 559-8051

FORWARD LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Trading in the securities of the Company should be considered highly speculative.

All information in this press release concerning T1 has been provided for inclusion herein by T1. Although the Company has no knowledge that would indicate that any information contained herein concerning T1 is untrue or incomplete, the Company assumes no responsibility for the accuracy or completeness of any such information.